June 1, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Eric Envall, Staff Attorney

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Bancorp
Registration Statement on Form S-4 filed on May 18, 2016, as amended by
Amendment No. 1 to Registration Statement on S-4 filed on June 1, 2016
File No. 333-211442

Dear Mr. Envall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Horizon Bancorp (the “Registrant”) hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:15 p.m. (EDT) on Friday, June 3, 2016, or as soon as practicable thereafter.

In connection with the foregoing request, the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Craig M. Dwight

Craig M. Dwight

Chief Executive Officer

cc:	Mark E. Secor
Curt W. Hidde, Esq.
David P. Hooper, Esq.

515 Franklin Square ● Michigan City, IN 46360 ● (219) 873-2640 ● toll-free 888-873-2640 ● www.accesshorizon.com